Filed by Energy Transfer Partners, L.P.

Commission File No.: 001-11727

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Regency Energy Partners LP

Commission File No.: 001-35262

On February 19, 2015, Energy Transfer Partners, L.P. (“ETP”) hosted a conference call regarding its financial results for the quarter ended December 31, 2014. The following is an unofficial transcript for certain portions of the call relating to ETP’s proposed merger with Regency Energy Partners LP (“Regency”). Due to audio quality and other factors, transcripts are not always precise. There is no assurance as to the accuracy, reliability or completeness of this transcript. Any person reading this transcript and relying on it should do so at his or her own risk.

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Martin Salinas – Energy Transfer Equity, L.P. – CFO

We are very confident we will continue to deliver increased unitholder value through increased distributable cash flow as we execute our goals of bringing online significant organic growth capital underpinned by fee-based commitments -- balanced with strategic, accretive acquisitions, as demonstrated with the recent announcement of the ETP/Regency merger.

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Jamie Welch - Energy Transfer Partners, L.P. - Group CFO & Head of Business Development

Thank you, Martin. That was a lot to get through. Good morning, everybody. The main headline since our last call was our January 26 announcement of the planned merger of Regency and ETP. This is a unit-for-unit transaction valued at about $18 billion, including $6.4 billion of Regency’s debt.

I hope by now you’ve had a chance to review the news release as well as the investor presentation posted on our website that provides more detail as to highlights and benefits of the merger. The bottom line is we expect this merger will take ETP to the next level in our growth strategy and it reinforces our position as one of the strongest and most diversified midstream companies in the U.S.

It creates the opportunity for higher, long-term distribution growth for ETP than would have been possible on a standalone basis. We filed for Hart-Scott-Rodino clearance last week, and we expect to file our draft proxy next week. We still anticipate closing the merger in the second quarter.

As you may be aware we filed an amendment last night to the merger agreement that modifies the transaction structure for the merger with Regency to become a subsidiary of ETP, as compared to the prior structure which provided for Regency to merge directly into ETP. This change was motivated in large part by a desire to provide more flexibility under covenants related to ETP’s and Regency’s outstanding debt.

In addition, this structural change removes the requirement for an ETP unit-holder vote. Also, we converted the $0.32 per unit cash payment to an equivalent payment of ETP units measured on ETPs unit price just prior to closing. This minor modification in the form of consideration simplifies and accelerates the SEC filing process for the merger.

Switching topics. At our Analyst Day in November, Kelcy mentioned that we had analyzed the financial impact on the various entities at a $50 crude price. He indicated that each of the Companies could withstand that environment, even if it persisted through year-end 2016.

The speed and steepness of the crude oil price decline has taken many by surprise. We believe that we will be in this lower-for-longer cycle, and as such this was one of the driving influences behind the merger of ETP and Regency.

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Brad Olsen - TPH - Analyst

Great, that’s helpful color. I guess when I think about the buyback and what you’re trying to achieve there, I’m definitely in agreement that [Energy Transfer] Equity remains very undervalued, especially in light of all the accretion coming out of a potential Regency merger. When you think about what could correct that valuation discount, and you weigh two different options, say, a buyback on one hand, and on the other hand -- I guess the market doesn’t seem to be discounting the Regency accretion.

Do you plan on doing more, just in terms of press releases or presentations, to provide color around what the synergy number could potentially be from the Regency merger, and how that all flows up to Energy Transfer Equity at the end of the day? It seems like a much lower-cost way of closing that valuation gap than a buyback.

Kelcy Warren - Energy Transfer Partners, L.P. - CEO & Chairman

Brad, this is Kelcy. It’s a great question, and it’s something that you should expect. We are prioritizing, however, our sensitivity to the human resource, emotion part of this deal.

We are being very careful, even -- and I recognize these are unitholders listening to this call, and don’t have the same sentiment that we do towards the people, but I think the value will be corrected in time. And at this time, I don’t think it would be the right thing for us to do is to be overly boastful of cost that we’ll be extracting from the organization until we properly had time to analyze that and communicate that correctly, and be respectful of those that may be involved.

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John Kiani - Teilinger Capital - Analyst

Got it. On the Regency transaction, I certainly appreciate the comments, Kelcy, that you made, and you’ve made as well, Jamie, about the sensitivity around the human resource part of that transaction. Are you able to give us a little bit of clarity or understanding around, post-transaction close, how long it will take for us and for the market to see the benefits of the transaction in the form of the ETE distribution?

Kelcy Warren - Energy Transfer Partners, L.P. - CEO & Chairman

This is Kelcy. We’ve established -- I’ll do the best I can to answer that. We’ve established an integration committee. It consists of two parties from -- two people from Regency, and two from Energy Transfer Partners. They report up to Mackie, and then ultimately to me.

They are going through an analysis right now, and there will be certainly cost reductions experienced in 2015, and we believe substantial reductions experienced in 2015. Mackie and his team have already identified a lot of commercial -- these are the ones that are the most fun because these are the ones where you combine hydraulics, you reduce compression, you improve recoveries, you reduce fuel. Those are the ones that are fun because they don’t involve reduction of a job. And we’re finding more of those actually than we anticipated.

So, we’re going to see quite a lot of efficiencies derived in 2015. However, I don’t think that the unitholders on this call are going to see your full bang for your buck until 2016.

Jamie Welch - Energy Transfer Partners, L.P. - Group CFO & Head of Business Development

Hey, John, the last point of your question on the ETE distribution -- I think that there is such a long way to go between now and closing. We will look at it. Kelcy and I will sit down, we’ll talk about it, we’ll work out what makes sense.

We know that the accretion is there. We don’t know what else will be occupying our time and focus and attention at that point. I think it’s premature to think about how we would think about any increase in distribution at ETE as a result of incremental cash flow from the Regency transaction.

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Schneur Gershuni - UBS - Analyst

Okay. Great. Just a follow-up question. And I realize in your responses to some of the other questions that it’s hard to calculate the benefits for Regency at this point right now. And you kind of want to close the transaction first and so forth. But, when we think longer term about ETPs, distribution CAGR over the next let’s say three years. Is it fair to conclude that CAGR has probably gone up by a couple of hundred basis points as a result of putting the two entities together?

Martin Salinas – Energy Transfer Partners, L.P. – CFO

Schneur, this is Martin. Yeah. I think it’s a combination of a lot of things. We spent the last five years riding the ship. Back in 2013, we resumed distribution rate growth. We did it methodically given that we were treading back into the water. I think when you see not only the ETP Regency merger, and Kelcy talked about the commercial synergy that we see from that. And a lot of benefit of combining these assets. When you tack on what we built in Lone Star, when you tack on the Eagle Ford, the Permian. You tack on Bakken and Rover.

That gives us a significant amount of confidence that our distribution rate growth will continue again given these assets come on line. You sprinkle that with M&A and then they’re substantially fee-based in nature that we get that benefit. And then by the way, we’ve got a refill platform that is just hitting it out of the ball park right now. All that combined, gives us the confidence of continuing our distribution rate growth.

Schneur Gershuni - UBS - Analyst

Great. And one final question: I guess there was an amendment towards the Regency and ETP merger agreement. Does it shift it to all stock now? So, therefore, you just require a Regency vote, or do you need both a Regency and ETP vote on a go-forward basis?

Jamie Welch - Energy Transfer Partners, L.P. - Group CFO & Head of Business Development

Schneur, there were two things with the amendment. One was a modification in a structure to what’s called a forward subsidiary merger – a triangular merger, that’s what they call it. It allowed Regency to be a subsidiary of ETP, and it gave us more flexibility as we thought about the debt covenants going forward, the flexibility within ETP, without -- we recognize and understand that the debt of Regency will continue -- will be guaranteed by ETP. It will have the investment-grade rating, much like ETP. But it gave us more flexibility.

As a result of the transaction structure, we now no longer need an ETP unitholder vote. So, the only vote we need is for Regency. And of the Regency units, it’s a simple majority, and almost 25% of the units are held by ETP and ETE. And we, under the merger agreement, have agreed to vote in favor of the transaction. That’s one aspect.

The second aspect was we converted the $0.32, which was about $133 million based on about 410 million units, for Regency outstanding. We converted that from cash to units -- ETP units. Those ETP units will be priced as of prior to closing, but it now meant that there was no cash in the transaction; it is an all-unit transaction.

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Brian Lasky - Morgan Stanley

But you’re still kind of comfortable using the ETP currency. You don’t think the circumstances have changed meaningfully from an M&A appetite perspective since doing the RGP deal?

Kelcy L. Warren – Energy Transfer Partners, L.P. – CEO

Oh, no, no, no. I don’t think so at all.

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Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of ETP to successfully integrate Regency’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by ETP and Regency with the Securities and Exchange Commission (the “SEC”), which are available to the public. ETP and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by ETP or Regency with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Regency at the following:

Energy Transfer Partners, L.P. 3738 Oak Lawn Ave. Dallas, TX 75219 Attention: Investor Relations Phone: 214-981-0700	Regency Energy Partners LP 2001 Bryan Street, Suite 3700 Dallas, TX 75201 Attention: Investor Relations Phone: 214-840-5477

Participants in the Solicitation

ETP, Regency and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Information regarding the directors and executive officers of Regency is contained in Regency’s Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.